Exhibit 21.1

Subsidiaries of the Company

Name of Subsidiary	Jurisdiction

Department 56 Retail, Inc.	Minnesota
Department 56 Sales, Inc.	Minnesota
D 56, Inc.	Minnesota
CAN 56, Inc.	Minnesota
Lenox, Incorporated	New Jersey
Axis Holdings Corporation	Delaware
Time to Celebrate, Inc.	Minnesota